Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Excerpts of the Transcript of the Liberty Interactive Corporation and HSN, Inc. Investor Call Held on July 6, 2017

Gregory B. Maffei, President, Chief Executive Officer and Director, Liberty Interactive Corporation

We’re very excited to announce the acquisition of HSNi, a company with which we, at Liberty, and you, our shareholders, are quite familiar. We’ve owned over 30% of the company since 2009. Today, we own about 38.2% of HSNi, and we will acquire the remaining 61.8% in an all-stock transaction. As you likely know, HSNi has two lines of business. HSN, one of the largest video commerce retailers in the U.S.; and Cornerstone, a leading home and apparel lifestyles brands business.

The HSNi shareholders will receive fixed consideration of 1.65 shares of QVCA for every share of HSNi, based on the closing price yesterday that represents a 29% premium and equity value of $2.1 [billion] and an enterprise value of $2.6 billion. Former non-Liberty HSNi shareholders will own about 10.6% of the equity of QVC when the deal closes and about 6.9% of the undiluted voting power.

Mike George, our CEO [of QVC], will oversee the HSNi operations post close. We will select one director from the HSNi board to be appointed to the Liberty Interactive [board] and will become the QVC Group board. We expect this transaction to close in the fourth quarter. And we expect the QVC Group will continue its share repurchase policy.

I would note, we’ve been out of the market for a bit as we’ve been working on this transaction, but we do expect to reinstitute our share repurchase plans.

Turning to slide 6; why we like this deal, and you can hear more about this from Mike George and Rod Little. The increased scale of this combination will allow us to more effectively compete, we think, in a changing and evolving retail and digital environment.  There are meaningful synergies. We estimate them at somewhere between $75 and $110 million of run rate cost synergies and there are also some meaningful CapEx synergies beyond that.

HSNi’s low leverage will provide us with a lot of financial optionality and flexibility. And we believe the competitive positioning of the merged group, QVC Group, will be improved and stronger than they are individually and stronger yet as a standalone entity.

So, why now? Timing was finally right. Four reasons stand out. Since the reattribution of our digital commerce assets in October of 2014, the ratio of HSNi’s stock price to ours has been as high as 2.8 times. As at yesterday’s close, it was about 1.3 times, so the relative ratios have gotten more favorable for Q. H has historically traded, as we’ve noted several times on our conference calls, at two or as many as three multiple turns of EBITDA higher than Q. Today that differential has come down and Q is actually at a slight premium, which we think it merits given the nature of its business, but it seemed like finally the market had come to our point of view.

Third, the capitalized value of the synergies are larger as a percentage of the market capitalization of HSNi than historically had they have been with the reduced value of HSNi. And finally, management changes at HSNi also provided a near-term catalyst or opportunity for change.

So, with that, the HSNi will be attributed, as I noted, to the QVC Group, which is currently a tracking stock of Liberty Interactive.  We expect that by year-end, Liberty Interactive will become an asset-backed stock and renamed the QVC Group.

Turning to slide 7, which should hopefully look familiar to some of our long-time Liberty observers.  We’ve included this slide at the time of the announcement of the GCI deal and the separation of Liberty Ventures, and which also should close by year-end.  There is a reattribution of certain assets and liabilities; those will provide near-term and annual liquidity for the QVC Group.  And they started about $130 million of incremental cash flow and it will grow. We expect to, the combo, have a very prudent capital structure and sufficient liquidity not only to service debt, but as I’ve noted, to pursue strategic investments and our share repurchase.

The new QVC Group, we believe, will be eligible for inclusion in stock indices including the S&P 500. And now it establishes a leading pure-play discovery-based retail and commerce company, hard to think of one that is better positioned in today’s changing and difficult market.

With that, I’ll turn it over to Mike.

Michael A. George, President and Chief Executive Officer, QVC, Inc.

Thank you, Greg. We are delighted to welcome the HSNi team to our QVC Group.  This furthers our vision of creating the world’s most engaging shopping experiences, standing apart for a more transactional forms of eCommerce.  And as Greg noted, it really extends our position as a leader in video and eCommerce.

So, turning to slide 9, for 31 years, our QVC team members have taken great pride in the strong loyalty we’ve earned and the deep relationships we’ve built with our customers through our differentiated shopping experience.

In 2015, we were thrilled to welcome zulily to our group, an eCommerce pioneer, who also created a highly differentiated and highly engaging shopping experience to earn strong customer loyalty, and who shares our focus on discovery-based shopping.

And now, with the addition of HSNi, the QVC Group would have nearly $14 billion in combined revenue and $2.3 billion in adjusted OIBDA for the 12 months ending Q1 of ‘17. Together, we will serve an estimated 23 million customers around the world, and that’s before accounting for overlaps across our brands; handle more than 185 million annual customer contacts; receive 2 billion visits to our websites; and ship more than 320 million packages every year.

Our video reach will access more than 360 million TV homes globally on 17 multiplatform networks, with five networks in the U.S. alone. And among multi-category retailers, we’ll be number three in North America in eCommerce, and number three in mobile commerce in the U.S., according to Internet Retailer, behind only Amazon and Walmart in dollar value of transactions. Globally, we’ll have $7.5 billion in eCommerce revenue and $4.7 billion in mobile commerce sales. And we’ll also have a strong social presence.  With more than 8 million Facebook followers over 240 social pages in 2016, the customers of the new QVC Group are among the most engaged in the world.

And we’re especially grateful today for the 27,000 team members in eight countries who’ll comprise the new QVC Group, and are so passionate about building strong and lasting relationships with our customers, with vendor partners and with each other. We’ll leverage our combined scale, resources, skills and talents to further strengthen our brands, improve efficiencies and redeploy savings in innovation and growth.

We anticipate generating $75 to $110 million in annual cost savings three to five years out, and expect to incur about $50 to $70 million of cumulative restructuring and integration costs that we expect will be fully recognized by year four.

Turning to slide 10, HSNi brings a rich legacy of innovation to the QVC Group. It founded the industry in 1977 and was one of the very first eCommerce retailers. Since that time, the HSNi team has helped grow the segment in many ways from its advanced media services to its deep tie-ins with leading media companies from Disney to Univision and Food & Wine and the celebration of entrepreneurship through its American Dreams series.

HSN also brings leading brand partners, including Joy Mangano, Andrew Lessman and many others to inspire HSN customers every day, and the Cornerstone Brands include some of the leading aspirational lifestyle retailers from Frontgate to Grandin Road, Ballard Designs, Garnet Hill and Improvements.

Looking at 11, by combining companies, we believe we’ll be able to accelerate innovation, enhance the customer experience, increase customer value and put ourselves in an even stronger position to help shape and lead the next generation of shopping. HSN will continue to operate as separate brands, with their own unique identity, culture and customer following.

However, by coming together, there is much we can accomplish to benefit all our brands.  We and HSNi leadership team are excited about the possibilities of this combination, including: optimizing our five U.S.- based networks that includes QVC, QVC2, BeautyiQ, HSN and HSN2, and creating complementary programming across those networks; collaborating to create best-in-class digital platforms in areas like mobile, personalization, social engagement, digital and social marketing and emerging technologies including extending HSN’s successful Shop By Remote platform to QVC; strengthening our partnerships with leading vendors and brands around the world as we open up new opportunities.  For example, extending top HSN brands to QVC International and zulily, leveraging zulily to drive younger customers to HSN in addition to QVC, and utilizing QVC’s global product development capabilities to enhance HSN’s brand portfolio.  Taking full advantage of the combined talents of our team is by sharing best practices, leveraging best-of-breed capabilities and creating new growth and development opportunities for our top talent.

And finally, we will pursue integration opportunities to enable the combined company to operate more efficiently. This will drive the anticipated cost synergies and CapEx avoidance I mentioned earlier, and include initiatives like combining technology platforms where appropriate; leveraging the combined scale and resources of our supply chain and customer service networks; eliminating redundant corporate and support services; and negotiating volume-based purchasing discounts and other opportunities to create efficiencies in our indirect spend.

Looking at slide 12, over the next few slides, I’ll share a little more insight on the scale and scope of the QVC U.S., and HSN businesses. Between those two brands, in the U.S., we will serve over 11 million customers. And that’s after taking into account those who purchase from both brands. There are over 6 million QVC U.S. customers, who do not shop on HSN today. We serve customers with complementary profiles, including above-average household wealth, and we both enjoy high retention rates and high purchase frequency, although QVC currently achieves about double the annual purchases from existing customers compared to HSN.

Slide 13, both QVC and HSN have highly diverse product portfolios. But each also contribute special strengths to the combined company. QVC is stronger in fashion and beauty, while HSN outperforms in areas like electronics, fitness and health. Together, we shipped more than 230 million units in 2016 in just the U.S., presented more than 1,400 products on air per week and worked with approximately 4,200 brands. We admire the strong brand partnerships HSN has developed over many years, including their multifaceted partnership with Joy Mangano and their leading Health & Wellness business developed with Andrew Lessman.

At the same time, QVC has had particular success building some of the premier beauty brands over the last couple of decades, from philosophy to Bare Essentials, It Cosmetics and Josie Maran.  And with very strong vendor partnerships and our own design, development and sourcing capabilities to create a vibrant fashion business with leading proprietary brands such as Isaac Mizrahi Live!, LOGO by Lori Goldstein, Susan Graver and Denim & Company.

While we intend to keep the brand portfolio of each company distinct, we believe we can leverage these brand-building capabilities to mutual advantage.  For instance, our design and sourcing capabilities could be of great benefit to HSN in developing new proprietary fashion brands.

Turning to 14, in an increasingly dynamic retail environment, QVC and HSN have both transformed our businesses from single TV shopping networks to leading multiplatform, multi-network shopping experiences.  Over 40 years of experience creating compelling video experiences across evolving platforms, this is a leading advantage as the world consumes more and more video content. In the U.S. alone, QVC and HSN produce more than 20,000 hours of video content annually at the current broadcast schedule. And on a global basis, we create nearly 56,000 hours of video per year. And both companies have developed strong eCommerce and mobile platforms. And the addition of zulily further strengthened the QVC Group’s digital and personalization capabilities.

And we both continue to develop next-generation platforms, including Apple TV, Roku, Amazon Fire and Facebook Live.  By joining forces, we can enhance our investments and accelerate our innovation in new media and new technologies. We’ve been particularly impressed with HSN’s leadership in Smart TV and Amazon Fire apps among other areas, and believe these are capabilities we at QVC could leverage in the near term.

Looking at 15, we will maintain our strong focus on customer service through our global operations network. The combined company includes 19 fulfillment centers, 11 contact centers, a global development and sourcing center in China, and a global business services center in Poland.

On 16, perhaps the best part of this combination, we’ll bring together the industry’s top talents to continue to build strong relationships and great experiences for our customers around the world every day. QVC and HSNi management will jointly lead a robust integration process with active engagement of team members across both companies. We’ll strive to begin capturing the benefits of this combination as quickly as possible. We look forward to capitalizing on the innovative spirits behind QVC, HSN, the Cornerstone brand, zulily, to create truly special shopping experiences for our customers and to help shape and lead the next generation of retail.

And with that, I’ll turn it over to Rod.

Rod R. Little, Office of the CEO and Chief Financial Officer, HSN, Inc.

Thank you, Mike. And on behalf of all of the HSNi employees, thank you for the warm welcome to Liberty and the QVC Group. I want to take a few minutes this morning to talk about why we are so excited about this transaction from an HSNi perspective.  This transaction and combined business will deliver significant value and numerous benefits for all of our key stakeholder groups. For our shareholders, the transaction provides an attractive premium for their current holdings and importantly, also allows for participation in synergy capture and the growth of the combined business.

Joining the Liberty team will give us significantly greater scale and will help us accelerate our performance with access to new global consumer markets, the opportunity to further strengthen our content-based brand portfolios in a changing retail landscape, and the ability to partner with a highly capable and supportive management team that recognizes the value of our brands and their potential.

Like any combination of businesses which are similar, there is some duplication of effort and function which will need to be addressed. This work will impact some of our employees once the transaction is closed. We will work closely with QVC leadership over the coming months to develop a thoughtful and a comprehensive integration plan which will ensure the future business is stronger as we expect, but also that we treat our employees with respect and dignity as we work through the details of the go-forward plans. We are confident this transaction is in the best interest of HSNi and our stakeholders. And since we are not necessarily parting ways with our shareholders, who have the opportunity to continue with us as Liberty shareholders, we do hope that you join us for the journey ahead.

It’s a journey that we are confident will bring significant advantages and also build on our rich legacy as a pioneer in the retailing industry. As the first home shopping network, who is now celebrating its 40th anniversary, we’ve redefined retail using storytelling, the power of personalities and new forms of broadcast technology to reach consumers in an engaging and exciting way. Our approach to product selection, original programming and creative use of technology has attracted millions of customers and given us a level of reach and relevance in the lives of those customers that sets us apart.

Now is the right time to join forces with QVC. It makes us part of a larger organization in a larger platform across which we can share resources, ideas and better leverage sales channels in new ways. We are confident this combination will both benefit our customers and accelerate our growth trajectory faster than we could have achieved on our own. We look forward to maintaining what’s special about the HSN and Cornerstone Brands, keeping our distinctive positioning and shopping experience to delight our loyal consumer base.

As Mike said, we will operate as separate brands under the QVC Group, with HSN, Inc. continuing to be based in St. Petersburg and our Cornerstone brands continuing to operate from their existing facilities. All -in- all, we’re very excited about today’s news and what it means for HSNi and our key stakeholders. We look forward to completing the transaction to the significant opportunities ahead as part of the new powerhouse in digital media-based retailing.

. . .

Jason Boisvert-Bazinet, Analyst, Citigroup Markets, Inc.

Yeah, I just had a question on the synergies. I guess, first of all, Greg, I was surprised because you always sort of poked fun of the sort of $100 million number that it was ridiculous and it sounds like . . .

. . .

But the one thing that surprised me is maybe not the magnitude, but the timing, three to five years, that seems like a pretty long horizon to realize the synergies. So...

Gregory B. Maffei

Well, I think we’ve done quite a lot of work, both at the QVC Group and at HSN, QVC and HSN, and thinking them through. And I think we’ve put forth a — while it’s preliminary, it’s a fairly detailed plan. I think there may be some upside to some of those things. And I think, as I’ve noted, there’s probably CapEx and incrementally below that — or below the line and incremental to that number.  But I think these are very reasonable, achievable kind of numbers. And there may be some upside to that. Mike or Rod, do you guys want to add something?

Michael A. George

Yeah, I agree with all of that. I mean, some of these savings take time to get, they may relate to negotiating with third parties where there are existing contracts in place, they may relate to kind of combining technology platforms to get sort of full benefits of efficiency. So, I think these savings will kind of ramp up nicely over that time period.

And to Greg’s point that there’s an opportunity to pull some of them forward, we’ll certainly try, but we want to do this in the right way.

. . .

Rod R. Little

. . . Just from an HSNi perspective, I think we echo the sentiment on the synergy range. We’ve had a good look at this together, we very much see it the same way as articulated by both Greg and Mike.

Jason Boisvert-Bazinet

And if I can just confirm one thing, the FCC review that’s because of the low power TV stations that HSN owns, is that why it has to go through FCC?

Gregory B. Maffei

Yes.  Yes.

. . .

We don’t anticipate that being a problem, but there is a process.

. . .

Eric J. Sheridan, Analyst, UBS Securities LLC

. . . Mike, maybe it’s a finer point on the opportunity, wanted to know whether your key areas of focus are going to be either in driving upside on revenue for the combined entity or on the cost side if you look over the 2018, 2019, what are the first three to five items you hope to accomplish over the medium term?

Gregory B. Maffei

Well, I think, in general, when you do one of these, the cost-side synergies are easier to identify and probably more visible in the short term. Over the longer term, we would hope for some revenue synergies. But I think in the cost side, logistics, G&A, some issues with third-party contracts, those are early — the earliest things to achieve.

Mike or Rod, where else would you point there?

Michael A. George

I agree with all of that, and you did state the obvious that the cost and revenue benefits go hand-in-hand. I think by creating a more efficient platform by leveraging the combined capabilities of both companies, we surely hope and expect that that will enhance the revenue profile.  So — well, in our view, you never want to bank on revenue synergies, we do think by being able to lean into kind of one shared set of investments in important areas like digital, in areas like brand building that we’re going to find ways to enhance the revenue profile and take some of these efficiencies and redeploy towards growth or redeploy towards better customer value, so, to me, they’re intricately connected.

. . .

Heather Balsky, Analyst, Bank of America Merrill Lynch

. . . I guess, first, HSN has been struggling to turn their sales, it’s been negative for about a year-and-a-half.  And I am just curious, how you’re thinking about improving that business, maybe pulling some of the promotional cadence out of that business, especially given what you’re seeing right now at QVC.

Gregory B. Maffei

Well, I think it’s a difficult time in the retail market, but there are opportunities  that QVC has executed on to improve its competitive position more recently. And I think H feels the same and together, there’s more to be done. Mike, Rod, what would you want to add?

. . .

Rod R. Little

. . . I think as we look at where we’ve come from on the HSN side, it has been a tough period, we’re not happy with the performance, it’s part of why we’re here today, I guess. What I would say going forward, we start to look at some comps that start to get easier.  We changed our shipping rate tables, lowered them last August 15th, we’ll lap that here next month, that’s been about 110 basis points drag.  We divested Chasing Fireflies, TravelSmith last September.  We’ll lap that and become like-for-like as of that point. And then we had some disruption in our supply chain network as we went into the holiday season last year, which had an impact on top line revenue as well.

And so, as we go forward, I think just better execution and some easier comps, the numbers ought to start to look a little better in the second half of the year and as we move into 2018.  And then it’s all about leveraging the capabilities; digital, social, some of the platform eComm elements that QVC has and taking the best of both mindset, what they’re good at, what we’re good at, and getting after some of those very quickly.  And we’ve  talked about some of the capabilities, centers of excellence that QVC has as part of the diligence effort that we want to bring very quickly over here to accelerate our performance.  And so beyond that, as you’re starting it a longer term, you start to look at things like cross-customer base, cross-brand marketing and how you play the portfolio across the channels, with the vendor base to being very smart and tactical there.  So there’s a lot of levers to pull. And I think we’re confident on our side that we’ll get better ourselves as we move forward, but that will only be helped and accelerated by the capabilities QVC has.

Michael A. George

And I will just — I’ll just quote exactly what Rod said, and Greg. It is a tough environment, we’re not here to suggest that the environment is going to suddenly get easier. And so, certainly the sales headwinds are a reality for retailers. So both the combination of where HSN is in its evolution and some of those challenges that have been — that they’ve been facing over the last year or two and likely get better as you look forward combined with just again that leveraging of scale capabilities, best practices experiences across the two entities, which is hard to put a number on, but certainly we believe that that gives some added fire power to drive growth for both brands.

Heather A. Balsky

. . . And then just as a follow-up on the synergies, does the $75 to $100 million take into account the differential between what QVC and HSN pay to the cable companies and is there any opportunity there?

Gregory B. Maffei

That $75 to $100 [million] is all inclusive and we will be working with our distribution partners for the best deal for both parties.

. . .

Edward J. Yruma, Analyst, Keybanc Capital Markets Inc.

. . . I guess, first, how should we think about the CapEx avoidance and how that should improve kind of the near-term cash flows of either Q or HSN? And then I guess second, I did notice that the shopping frequency seems to be much higher in Q, I think maybe that’s due to apparel, but if you give a little bit of color on maybe some of the differences in the customer bases. Thank you.

. . .

Michael A. George

Sure. On the CapEx avoidance, it’s premature to talk about specific CapEx numbers at this point. Obviously, I would say that HSNi was looking at probably some stepped up capital requirements as they started to deal with some legacy systems that needed to get replaced.  I know they’ve kind of talked previously, for example, about investing in areas like order and customer management and product management systems. So by combining forces, we certainly have a very rich technology agenda on the QVC side, typically spend around $100 million a year on technology, $90 to $100 million.

So we’ll be looking very carefully at the joint IP portfolios of both brands and trying to figure out ways to start to consolidate those IP roadmaps and start to work on joint projects. So we do think over time it creates more sort of capital efficiency as we can leverage primarily technology investments in a broader way. There may be also opportunities to better leverage the combined distribution and contact center networks and avoid kind of future CapEx in those areas as well. All that said, clearly in the short term, there will be some one-time costs, both OpEx and CapEx, one-time restructuring costs to get ourselves in a position to take advantage of those.

In terms of the different purchase frequency and customer profiles, I would say at a high level that certainly one of the big differences is that QVC is able to probably get — has a higher level of engagement with its core customers. I do think that you touched on — heavily influenced by the success of our fashion and to some extent beauty businesses which tended to drive a higher level of purchase frequency than, say, home or electronics categories. Those aren’t things you change overnight by any means. But one of things that we and the HSN team are excited about is, again, how do we leverage our shared capabilities, I certainly think we can learn from them in some of those categories where they are strong,  built a very impressive health business as an example and electronics business. But can we take some of our capabilities and help them diversify their fashion and beauty portfolio and in turn help drive a little more purchase frequency with their customers. Now those aren’t the things that change overnight, but I think they’re opportunities of the combination.

Rod, would you add anything else to that?

Rod R. Little

No. I agree, Mike. You said it well.

. . .

Barton E. Crockett, Analyst, FBR Capital Markets & Co.

. . . How much customer overlap is there between HSN and QVC in the U.S. right now?  And that would be question number one.

And then question number two, you touched on a little bit, but I just want to make sure I understand this. The TV carriage agreements, I think, are structured very differently at QVC, versus HSN, where QVC, as I understand it, is more variable somewhere around 4% of revenues in the U.S. and HSN is more kind of a flat rate that’s effectively about 10% of revenues, at least it has been historically. Do you anticipate being able to put HSN onto the variable structure like QVC, is that part of the synergy here?

Gregory B. Maffei

Well, I’ll take a shot at the first part — second part rather first and then let Mike, if you want to comment, or Rod.  Most of the differential, in my perspective on the distribution contracts, relates to the increased and larger scale of QVC and that’s why the contracts are structured that way.

As I said earlier, we’ll see, workout arrangements to our distribution partners.  A lot of those are on relatively longer contracts and not going to come up in the next 12 months. But we’ll be working to get a deal that gives us the best distribution and optimizes where our channel position is for both Q and H, but also provides incentives for our distribution partners to being a partner in our success.

Mike, you want to add something there?

Michael A. George

Yeah. So, just on the latter, to fully agree with what Greg said. What we’re excited about, once this deal closes is to be able to sit down with our distribution partners and basically say how do we structure arrangements that are good for everyone.  So, as we look at five networks in the U.S. as we look at highly varying both deal structures, but equally importantly highly varying channel positions, different mix of HD and SD, how do we look at all of that together. Think about what configuration would best optimize viewership for the customers and drive growth, and then how would we structure arrangements where our distributors benefit from the growth.

We’ve always believed in that as a core principle at QVC that our distributors should win when we’re winning. And so, we want to engage with them on what would that look like and what would make sense for all parties, but obviously a lot to sort through there as we move forward.

On the customer overlap, we haven’t done a really deep analysis on the joint customer file. That’s something that we’ll await closing. But we have done some high level work that would suggest that, there’re roughly 2 million customers that shop both brands. So the two brands have about 13 million kind of gross customers, 8 million at Q and 5 [million] at HSN. And of that combined 13 [million], there’s probably about 2 million that are overlapping in shopping both brands.

Barton E. Crockett

Okay. And then if I could just ask one other quick question here, just more kind of on getting comfortable with the category, because as you know at QVC your revenue trends in the  U.S. have been very volatile.

And I would assume that that you would not be doing this deal if the second quarter revenue trends were more like what we saw in the third quarter of last year. I assume that they’re more like the first quarter than what we saw last year in the back half.  Is that a fair assumption?

Gregory B. Maffei

Barton, we think this is an attractive deal on the merits of itself, but I think in general, we don’t have a lot of news to report on the direction of the business other than what we set forward at the end of Q1. And we’re not here to announce on or pre-announce on Q2 earnings.  But I think we’re, in general, pleased with the progress at Q and the direction and the momentum we have and we think that this transaction will only further that.

. . .

Victor Anthony, Analyst, Aegis Capital Corp.

. . . It’s a lot to evaluate and integrate across brands, networks, distro, IT. So maybe if you could just talk to the challenges that you foresee throughout the process. And second, there’s been very little mention of Cornerstone, Cornerstone Brands.  Should we interpret that as you guys potentially seeking potential transactions with that unit? Thanks.

Gregory B. Maffei

I’ll comment on the second and let these guys. The primary focus of this, just because of the nature of the overlap in our common business in video shopping and discovery-based shopping has been HSN. But Cornerstone has made great progress, and HSN, in general, HSNi has done a good job of weeding the portfolio and keeping the most attractive brands that they have including Frontgate and Garnet Hill and the like. And I don’t think we have any news on the lifestyle brands business. It’s just not been the focus given the relative scale and the overlap we have between Q and H.

Mike or Rod, do you guys want to add anything on the first part?

Michael A. George

No. It’s the same.  Some really impressive businesses in that Cornerstone portfolio as HSNi has kind of focused on evolving that business. So, nothing else to add on that. In terms of the — I think your other part of the question was around the challenges.  I’d say a couple things and then, obviously Rod and Greg could chime in as well.

For us, it’s about respecting the two brands and their unique cultures, the way they go to the mark-to-market, not trying to impose a one-size-fits-all on two distinct brands with distinct heritages. We’re acquiring HSNi because we think the brand is very additive. And so, we are either going to learn from and share ideas with our partners in Florida. And that’s maybe, a little bit, reflects the, perhaps, conservatism in the timeframe for getting synergies, which is, this is about getting it done right and figuring where there are the right opportunities to collaborate.  We’ll have a joint integration team that’ll get working soon to look at these opportunities and learn from each other.

And as usual in this kind of a process, some things work better than you expected some things work less well than you expected, and we just want to kind of work certainly with urgency and diligence, but not trying to force things to happen on a kind of unnatural timeframe that would be disappointing to the customers of either brand.

Rod, anything else you’d add?

Rod R. Little

Yeah. Mike, I would echo what you and Greg have laid out here on both points. On the challenge with integration, as always, what needs to remain unique and distinct and what can be the same right across both. That’s the ultimate challenge is determining what that is and how you do that so that you really get the additive accreted value you want out of the combination. The other challenge is always sequencing. And I think Mike and Greg have talked about the timeline, I wanted to do this right, but we’ll be as aggressive as we can while being thoughtful, I think, is what we talked.

And then on CBI, to echo Greg’s comments, and we’re very happy with the performance of that business and it’s not by accident. We have good leadership and good people in place on that business. The top line was up in the first quarter.  We like the momentum we see there. The margins are moving in the right direction. And overall, it’s a healthy consumer. As you know, it’s a high-income consumer who is also doing well. So, as we’ve talked about the business that’s one of the things we’re proud of that we highlighted over to the Liberty and QVC team as part of this process.

. . .

Tom Forte, Analyst, Maxim Group LLC

. . . One of the things that you discussed when you bought zulily was the opportunity to expand it internationally.  HSN, at some point, had international operations.  How should we think about leveraging QVC’s international expertise with the HSN brand?

Gregory B. Maffei

Well, a little different in that there’s more overlap, obviously between what Q and H does, ZU was more distinct. And also the fact that Q already operates in what we perceive are the most attractive countries, not to say that there aren’t more but the most attractive countries to operate internationally.  And I would note H has already been in countries and pulled out in some cases, I believe, and Rod, you can correct me, I think they were in the Netherlands and pulled out. They obviously had Germany HSE, which has been sold off and actually has a very successful business. So, I’m not sure there’s as much opportunity to take H into markets, new markets, but it’s certainly something to consider. Mike or Rod?

Michael A. George

Yeah. I would agree. I don’t see international expansion of the HSN brand as a priority or something that drove this opportunity.  Should there be interesting opportunity to emerge to have a sort of dual brand strategy in some international markets, it’s certainly something we could look at, but not a primary opportunity.

Rod R. Little

Yeah, I agree.  It’s probably more about product line expansion and extension. And Greg was right, we were in many of the international markets across Europe, Mexico that we have pulled out of over time.

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